Mail Stop 3010

June 4, 2009

Mr. Laurence D. Fink
Chairman, Chief Executive Officer and Director
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

>    **Re:**    **BlackRock, Inc.**
>    **Proxy Statement on Schedule 14A**
>    **Filed April 16, 2009**
>    **File No. 1-33099**

Dear Mr. Fink:

We have limited our review of your filing to those issues we have addressed in our comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Incentive Awards, page 19

1.    We note your response to comment 3 of our letter dated August 27, 2008 and the revised disclosure that the cash portion of the corporate bonus pool is based on a percentage of pre-incentive operating.  It continues to remain unclear how your bonus pool is determined.  Please tell us the percentage associated with the cash portion, how you determined the total pool, and quantify the pool that was then allocated among your employees and officers.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

 If you have questions, please contact Duc Dang at (202) 551-3386 or me at (202) 551-3655.

Sincerely,

Sonia G. Barros
Special Counsel